Exhibit 99.4

EXHIBIT A

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Original Issue Date: April 13, 2010
Original Conversion Price (subject to adjustment herein): $1.14

$__________________

CONVERTIBLE DEBENTURE
DUE APRIL 30, 2016

THIS CONVERTIBLE DEBENTURE is one of a series of duly authorized and validly issued Convertible Debentures of China Networks International Holdings Ltd., a British Virgin Islands company, (the “Company”), due April 30, 2016 (this debenture, the “Debenture” and, collectively with the other debentures of such series, the “Debentures”).

FOR VALUE RECEIVED, the Company promises to pay to _____________ or his registered assigns (the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of $_______________ on April 30, 2016 (the “Maturity Date”) or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture in accordance with the provisions hereof.  This Debenture is subject to the following additional provisions:

Section 1.      Definitions.  For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement and (b) the following terms shall have the following meanings:

“Alternate Consideration” shall have the meaning set forth in Section 5(e).

“Bankruptcy Event” means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof, (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, or (f) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Base Conversion Price” shall have the meaning set forth in Section 5(b).

“Base Interest Rate” shall have the meaning set forth in Section 2(a).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 4(c)(v).

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of shares in the Company, by contract or otherwise) of  a majority of the voting securities of the Company (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the shareholders of the Company immediately prior to such transaction own less than a majority of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company sells or transfers all or substantially all of its assets to another Person and the shareholders of the Company immediately prior to such transaction own less than a majority of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members of the Board of Directors on the date hereof or their successors who were so nominated), or (e) the execution by the Company of an agreement to which the Company  is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

 “Conversion Date” shall have the meaning set forth in Section 4(a).

“Conversion Price” shall have the meaning set forth in Section 4(b).

“Conversion Schedule” means the Conversion Schedule in the form of Schedule 1 attached hereto.

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of this Debenture in accordance with the terms hereof.

“Debenture Register” shall have the meaning set forth in Section 2(b).

“Dilutive Issuance” shall have the meaning set forth in Section 5(b).

“Dilutive Issuance Notice” shall have the meaning set forth in Section 5(b).

“Equity Conditions” shall mean, during the period in question, ( (iii) there is a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the shares issuable pursuant to the Transaction Documents, (iv) the issuance of the shares in question (or, in the case of a redemption, the shares issuable upon conversion in full of the redemption amount) to the Holder would not violate the limitations set forth in Section 4(c).

“Event of Default” shall have the meaning set forth in Section 7(a).

“Fundamental Transaction” shall have the meaning set forth in Section 5(e).

“Interest Payment Date” shall have the meaning set forth in Section 2(a).

“Interest Shares” shall have the meaning set forth in Section 2(a).

“Late Fees” shall have the meaning set forth in Section 2(c).

 “New York Courts” shall have the meaning set forth in Section 8(d).

“Notice of Conversion” shall have the meaning set forth in Section 4(a).

“Optional Redemption” shall have the meaning set forth in Section 6(a).

“Optional Redemption Amount” shall mean the sum of (i) 120% of the principal amount of the Debenture then outstanding, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due in respect of the Debenture.

“Optional Redemption Notice” shall have the meaning set forth in Section 6(a).

“Optional Redemption Notice Date” shall have the meaning set forth in Section 6(a).

“Original Issue Date” means the date of the first issuance of the Debentures, regardless of any transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debentures.

“Redemption” shall have the meaning set forth in Section 6(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 4(d)(ii).

“Successor Entity” shall have the meaning set forth in Section 5(e).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares is listed or quoted for trading on the date in question: the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date or dates, if applicable (or the nearest preceding date) on the Trading Market on which the Ordinary Shares is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Ordinary Shares are not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of an Ordinary Shares as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Debentures then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Section 2.     Interest.

a)           Payment of Interest. The Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 10% per annum, payable semi-annually on June 30 and December 31, beginning on the second such date after the Original Issue Date, on each Optional Redemption Date (as to that principal amount being redeemed), and on the Maturity Date (except that, if any such date is not a Business Day, then such payment shall be due on the next succeeding Business Day) (each such date, an “Interest Payment Date”), in cash and/or Ordinary Shares as described below.  The Company may elect to pay interest with Ordinary Shares (“Interest Shares”) valued at the average of the VWAPs for the three Trading Days preceding the relevant Interest Payment Date but in the event such value is less than 43.86% of the Conversion Price in effect on the relevant Interest Payment Date, then the Company may, at its election, defer the calculation of the amount of Interest Shares due for an Interest Payment Date to (i) the first date upon which the average of the VWAPs for the three Trading Days preceding such calculation date will exceed 43.86% of the Conversion Price in effect on such calculation date, or (ii) the Maturity Date, whichever is sooner, after which the Interest Shares will be promptly delivered.  The Company may elect to pay such interest with Ordinary Shares or defer delivery of Interest Shares as set forth above only if (i) notice of such election or deferral is given to the Holder not less than thirty days prior to the relevant Interest Payment Date, and the Holder does not elect at anytime prior to actual receipt of such interest payment to accept Interest Shares valued at 43.86% of the Conversion Price in effect on the relevant Interest Payment Date, (ii) such payment or deferral is made ratably among all Holders due interest on the Interest Payment Date, and (iii) all of the Equity Conditions have been satisfied, subject to Section 4(c) below.

b) Interest Calculations. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the principal sum, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made.  Interest shall cease to accrue with respect to any principal amount converted, provided that the Company in fact delivers the Conversion Shares within the time period required by Section 4(d)(ii).  Interest hereunder will be paid to the Person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures (the “Debenture Register”).

c) Late Fee.  All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of 18% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) (“Late Fees”) which will accrue daily, from the date such interest is due hereunder through and including the date of payment.  The Company may elect to pay Late Fees with Ordinary Shares valued at the average of the VWAPs for the three Trading Days preceding the relevant Late Fee payment date.

d) Prepayment.  Subject to the provisions of Section 6, the Company may prepay all or any portion of this Debenture without the prior written consent of the Holder and without premium or penalty.  Such payment will be applied first to any amount owing in connection with this Debenture other than principal and interest, second to accrued and outstanding interest, and lastly to principal.

e)Application of Dividends.  The Company will promptly employ not less than 60% of dividends and other funds received from Subsidiaries towards the payment of this Debenture to be applied first to any amount owing in connection with the Transaction Documents other than principal and interest, second to accrued and outstanding interest and lastly to principal.  A payment made pursuant to this Section 2(e) will be deemed to be an Optional Redemption and subject to the provisions of Section 6.

Section 3.     Registration of Transfers and Exchanges.

a) Different Denominations. This Debenture is exchangeable for an equal aggregate Principal Amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same.  No service charge will be payable for such registration of transfer or exchange.

b) Investment Representations. This Debenture has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

c) Reliance on Debenture Register. Prior to due presentment for transfer to the Company of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4.      Conversion.

a) Voluntary Conversion. At any time after the Original Issue Date until this Debenture is no longer outstanding, this Debenture shall be convertible into Ordinary Shares at the option of the Holder, in whole or in part at any time and from time to time (subject to the limitations on conversion set forth in Section 4(c) hereof).  The Holder shall effect conversions by delivering to the Company the form of Notice of Conversion attached hereto as Annex A (a “Notice of Conversion”), specifying therein the principal amount of Debentures to be converted and the date on which such conversion is to be effected (a “Conversion Date”).  If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date which is three (3) Trading Days from the date that such Notice of Conversion is provided hereunder.  To effect conversions hereunder, the Holder shall not be required to physically surrender Debentures to the Company unless the entire principal amount of this Debenture plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion.  The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions.  The Company shall deliver any objection to any Notice of Conversion within 2 Business Days of receipt of such notice.  In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture may be less than the amount stated on the face hereof.

b) Conversion Price.  The conversion price (the “Conversion Price”) in effect on the Original Issue Date is $1.14.

c) Conversion Limitations; Holder’s Restriction on Conversion. The Company shall not effect any conversion of this Debenture, and the Holder shall not have the right to convert any portion of this Debenture, pursuant to Section 4(a) or otherwise, to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates), as set forth on the applicable Notice of Conversion, would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion unless the Holder shall have prior to the Closing Date elected to increase such amount to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion.  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its affiliates shall include the number of Ordinary Shares issuable upon conversion of this Debenture with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Debenture beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Debentures or the Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.  To the extent that the limitation contained in this section applies, the determination of whether this Debenture is convertible (in relation to other securities owned by the Holder) and of which a portion of this Debenture is convertible shall be in the sole discretion of such Holder. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  For purposes of this Section 4(c), in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (y) a public announcement by the Company, or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of the Holder, the Company shall within two Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder or its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.  The provisions of this Section 4(c) may be amended by the Holder, at the election of the Holder, upon not less than 61 days’ prior notice to the Company, and the provisions of this Section 4(c) shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).  No amendment by the Holder may have the effect of increasing the 4.99% figure stated above to greater than 9.99%.  Within 3 Business Days of the request of the Holder, the Company shall provide the Holder an Officer’s Certificate stating the number of issued and outstanding shares of Fully-Diluted Outstanding Capital Stock.  In the event the issuance of Ordinary Shares as Interest Shares or as liquidated damages pursuant to Sections 2(c) or 4(d)(iv) of this Debenture would exceed the beneficial ownership limitation applicable to the Holder, then the Company may not issue nor deliver the Ordinary Shares in excess of the beneficial ownership limitation until the Holder notifies the Company that such issuance will not exceed the beneficial ownership limitation after which notice the Company will promptly issue and deliver the withheld Ordinary Shares.

d)  Mechanics of Conversion

i. Conversion Shares Issuable Upon Conversion of Principal Amount.  The number of Ordinary Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Debenture to be converted by (y) the Conversion Price.

ii. Delivery of Certificate Upon Conversion. Not later than three Business Days after any Conversion Date (“Share Delivery Date”), the Company will deliver or cause to be delivered to the Holder (A) a certificate or certificates representing the Conversion Shares which shall be free of restrictive legends and trading restrictions (other than those required by the Purchase Agreement) representing the number of Ordinary Shares being acquired upon the conversion of Debentures and (B) a bank check in the amount of accrued and unpaid interest or at the Company’s election, in lieu of cash interest, Interest Shares calculated in the manner described in Section 2 and delivered in the same manner as Conversion Shares. The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions.

iii. Failure to Deliver Certificates.  If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the seventh Business Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return the certificates representing the principal amount of Debentures tendered for conversion.

iv. Obligation Absolute; Partial Liquidated Damages.  If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the tenth Business Day after the Conversion Date, the Company shall pay to such Holder, in cash or in Ordinary Shares at the Company’s sole option, as liquidated damages and not as a penalty, for each $1000 of principal amount being converted, $10 per Business Day for each Business Day after such tenth Business Day until such certificates are delivered.  The Company may, at its election, pay such liquidated damages in cash or with Ordinary Shares valued at the VWAP for each day such liquidated damages accrue.  The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Debenture in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder.  In the event a Holder of this Debenture shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the principal amount of this Debenture outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment.  In the absence of an injunction precluding the same, the Company shall issue Conversion Shares upon a properly noticed conversion.  Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 8 herein for the Company’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.  The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

v. Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion. If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the Conversion Date, and if after such third Business Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Ordinary Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue Debentures in principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of Ordinary Shares that would have been issued had the Company timely complied with its delivery requirements under Section 4(d)(ii).  For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the actual sale price of the Conversion Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000.  The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.  Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(d)(iv) in respect of the certificates resulting in such Buy-In.

vi. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares solely for the purpose of issuance upon conversion of the Debentures, as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder (and the other Holders of the Debentures), not less than such number of Ordinary Shares as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 5) upon the conversion of the outstanding principal amount of the Debentures.  The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if a registration statement is then effective under the Securities Act covering Registrable Securities, registered for public sale in accordance with such Registration Statement.

vii. Fractional Shares. Upon a conversion hereunder the Company shall not be required to issue share certificates representing fractions of Ordinary Shares, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the VWAP at such time.  If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole Ordinary Shares.

Section 5.     Certain Adjustments.

a) Share Dividends and Share Splits.  If the Company, at any time while this Debenture is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Ordinary Shares on Ordinary Shares or any Ordinary Shares Equivalents (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of the Debentures), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares or (iv) issues, in the event of a reclassification of Ordinary Shares, any shares of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Subsequent Equity Sales.  If, at any time while this Debenture is outstanding,  the Company or any Subsidiary, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Ordinary Shares or Ordinary Shares Equivalents entitling any Person to acquire Ordinary Shares at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Ordinary Shares or Ordinary Shares Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Ordinary Shares at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to that price (rounded to the nearest cent) determined by multiplying the Conversion Price then in effect by a fraction:  (i) the numerator of which shall be equal to the sum of (x) the number of Ordinary Shares outstanding immediately prior to such Dilutive Issuance plus (y) the number of Ordinary Shares and Ordinary Share Equivalents issued or deemed to have been issued in the Dilutive Issuance (rounded to the nearest whole share) which the aggregate consideration for the total number of Ordinary Shares and Ordinary Share Equivalents issued in the Dilutive Issuance would purchase at a price per share equal to the Conversion Price then in effect, and (ii) the denominator of which shall be equal to the number of Ordinary Shares outstanding immediately after the issuance of such Ordinary Shares and Ordinary Share Equivalents in the Dilutive Issuance.  Such adjustment shall be made whenever such Ordinary Shares or Ordinary Shares Equivalents are issued.  Ordinary Shares issued or issuable for no cash consideration will be deemed to be issued or issuable, as the case may be, for $.001 per share.  Notwithstanding the foregoing, no adjustment will be made under this Section 5(b) in respect of an Exempt Issuance.  If the Company enters into a Variable Rate Transaction, despite the prohibition set forth in the Purchase Agreement, the Company shall be deemed to have issued Ordinary Shares or Ordinary Shares Equivalents at the lowest possible conversion price at which such securities may be converted or exercised. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Ordinary Shares or Ordinary Shares Equivalents subject to this Section 5(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”).  For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Conversion Price in the Notice of Conversion.  The provisions of this Section 5(b) shall not apply to any issuance of Ordinary Shares or Ordinary Share Equivalents for which an adjustment is provided elsewhere in this Section 5.  No adjustment of the number of Conversion Shares shall be made under this Section 5(b) upon the issuance of Ordinary Shares which are issued pursuant to the exercise of any Ordinary Share Equivalents, if any such adjustment shall previously have been made upon the issuance of such Ordinary Share Equivalents pursuant to the other provisions of this Section 5.

c) Subsequent Rights Offerings.  If the Company, at any time while the Debenture is outstanding, shall issue rights, options or warrants to all holders of Ordinary Shares (and not to the Holders) entitling them to subscribe for or purchase Ordinary Shares at a price per share that is lower than the VWAP on the record date referenced below, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of Ordinary Shares outstanding on the date of issuance of such rights, options or warrants plus the number of additional Ordinary Shares offered for subscription or purchase, and of which the numerator shall be the number of Ordinary Shares outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP.  Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants.

d) Pro Rata Distributions. If the Company, at any time while this Debenture is outstanding, distributes to all holders of Ordinary Shares (and not to the Holders) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than the Ordinary Shares, which shall be subject to Section 5(b)), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness or rights or warrants so distributed applicable to one outstanding Ordinary Shares as determined by the Board of Directors of the Company in good faith.  In either case the adjustments shall be described in a statement delivered to the Holder describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Ordinary Shares.  Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

e) Fundamental Transaction. If, at any time while this Debenture is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares is effectively converted into or exchanged for other securities, cash or property,

(v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 4(d) on the conversion of this Debenture), the number of Ordinary Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which this Debenture is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 4(d) on the conversion of this Debenture).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) share of Ordinary Shares in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction.  The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Debenture and the other Transaction Documents (as defined in the Purchase Agreement) in accordance with the provisions of this Section 5(e) pursuant to written agreements in form and substance reasonably satisfactory to Holders of a majority in aggregate principal amount of the Debentures and approved by such requisite number of Holders (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Debenture, deliver to the Holder in exchange for this Debenture a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Debenture which is convertible for a corresponding number of shares of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon conversion of this Debenture (without regard to any limitations on the conversion of this Debenture) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares and such conversion price being for the purpose of protecting the economic value of this Debenture immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Debenture and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Debenture and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f) Calculations.  All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.  For purposes of this Section 5, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding.

g) Notice to the Holder.

i. Adjustment to Conversion Price.  Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Conversion by Holder.  If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Debenture Register, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x)

the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.  The Holder shall remain entitled to convert this Debenture during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 6.     Redemption.

a) Optional Redemption at Election of Company.  Subject to the provisions of this Section 6, at any time after the Closing Date, the Company may deliver a notice to the Holders (an “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its irrevocable election to redeem some or all of the then outstanding Debentures, for an amount, in cash, equal to the Optional Redemption Amount on the 30th calendar day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date” and such redemption, the “Optional Redemption”).  The Optional Redemption Amount is due in full on the Optional Redemption Date.  Without the written consent of the Holder of this Debenture, the Company may only effect an Optional Redemption of this Debenture if during the period commencing on the Optional Redemption Notice Date through to the Optional Redemption Date and through and including the date such Ordinary Shares are issued to the Holder, each of the Equity Conditions shall have been met.  If any of the Equity Conditions shall cease to be satisfied at any time during the required period, then the Holder may elect to nullify the Optional Redemption Notice by notice to the Company within 3 calendar days after the first day on which any such Equity Condition has not been met (provided that the Company is obligated to notify the Holder of the non-existence of an Equity Condition and such 3 day notice period shall be extended to the third calendar day after proper notice from the Company) in which case the Optional Redemption Notice shall be null and void, ab initio.  The Company covenants and agrees that it will honor all Notice of Conversions tendered from the time of delivery of the Optional Redemption Notice through the date all amounts owing thereon are due and paid in full.

b) Redemption Procedure.  The payment of cash pursuant to an Optional Redemption shall be made on the Optional Redemption Date.  If any portion of the cash payment for an Optional Redemption shall not be paid by the Company by the due date, interest shall accrue thereon at the rate of 18% per annum (or the maximum rate permitted by applicable law, whichever is less) until the payment of the Optional Redemption Amount plus all amounts owing thereon is paid in full.  Alternatively, if any portion of the Optional Redemption Amount remains unpaid after such date, the Holders subject to such redemption may elect, by written notice to the Company given at any time thereafter, to invalidate ab initio all or part of such redemption, notwithstanding anything herein contained to the contrary, and, with respect the failure to honor the Optional Redemption the Company shall have no further right to exercise such Optional Redemption.  Notwithstanding anything to the contrary in this Section 6, the Company’s determination to redeem in cash or its elections under Section 6(b) shall be applied among the Holders of Debentures ratably. The Holder may elect to convert the outstanding principal amount of the Debenture pursuant to Section 4 prior to the Optional Redemption Date or such later date prior to the actual receipt of the Optional Redemption Amount.

Section 7.      Events of Default.

a) “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i. any default in the payment of (A) the principal amount of any Debenture or (B) interest or other fees owing on any Debenture or, other amounts owing to a Holder on any Debenture, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default, solely in the case of defaults under clause (B) above, is not cured within 5 Trading Days;

ii. the Company shall fail to observe or perform any other covenant or agreement contained in the Debentures (other than a breach by the Company of its obligations to deliver Ordinary Shares to the Holder upon conversion, which breach is addressed in clause (ix) below) which failure is not cured, if possible to cure, within the earlier to occur of (A) 10 Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) 15 Trading Days after the Company has become or should have become aware of such failure;

iii. a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under any of the Transaction Documents;

iv. any representation or warranty made in this Debenture, or any other Transaction Documents, shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v. the Company or any Subsidiary shall be subject to a Bankruptcy Event;

vi. the Company or any Subsidiary shall default on any of its obligations under any lease, mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii. the Ordinary Shares shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five Trading Days;

viii. the Company shall be a party to any Change of Control Transaction or Fundamental Transaction or shall agree to sell or dispose of all or in excess of a majority of its assets in one transaction or a series of transactions (whether or not such sale would constitute a Change of Control Transaction);

ix. any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $1,000,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 60 calendar days.

b) Remedies Upon Event of Default. If any Event of Default occurs, the outstanding Principal Amount of this Debenture, plus any accrued but unpaid other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder’s election, immediately due and payable in cash.  Commencing seven (7) days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.  Upon the payment in full of the amounts specified in the first sentence of this Section 6(b), the Holder shall promptly surrender this Debenture to or as directed by the Company.  In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 7(b).  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 8.     Miscellaneous.

a) Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and liquidated damages, as applicable, on this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed.  This Debenture is a direct debt obligation of the Company.  This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein.

c) Lost or Mutilated Debenture.  If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the Principal Amount of this Debenture so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, reasonably satisfactory to the Company.

d) Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e) Waiver.  Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture.  The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture on any other occasion.  Any waiver by the Company or the Holder must be in writing.   This Debenture may only be modified, supplements or amended in a written instrument signed by the Company and the Holders holding a majority in interest of the Debentures then outstanding.

f) Severability.  If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

g) Next Business Day.  Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h) Headings.  The headings contained herein are for convenience only, do not constitute a part of this Debenture and shall not be deemed to limit or affect any of the provisions hereof.

*********************
(Signature Pages Follow)

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.
By:__________________________________________ Name: Kerry Propper Title: Director Facsimile No. for delivery of Notices: 646.465.9039

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal under the Convertible Debenture due March [__], 2010 of China Networks International Holdings Ltd., a British Virgin Islands company (the “Company”), into Ordinary Shares (the “Ordinary Shares”), of the Company according to the conditions hereof, as of the date written below.  If Ordinary Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith.  No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Ordinary Shares does not exceed the amounts specified under Section 4(c) of this Debenture.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid Ordinary Shares.

Conversion calculations:

Date to Effect Conversion: _________________________

Principal Amount of Debenture to be Converted: ____________________________

Number of Ordinary Shares to be issued: ___________________________

Signature: __________________________________________________________

Name: _____________________________________________________________

Address for Delivery of Ordinary Shares Certificates: __________________________________

_____________________________________________________________________________

Or

DWAC Instructions: ____________________________________________________________

_____________________________________________________________________________

Broker No:

Account No:

Schedule 1

CONVERSION SCHEDULE

The Convertible Debentures due on April 30, 2016 in the aggregate Principal Amount of $___________________ are issued by China Networks International Holdings Ltd., a British Virgin Islands company.  This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

Dated:

Date of Conversion (or for first entry, Original Issue Date)	Amount of Conversion	Aggregate Principal Amount Remaining Subsequent to Conversion (or original Principal Amount)	Company Attest